Exhibit 99.1

BW LPG Limited - Q1 2024 Financial Report Release and Earnings Presentation on 30 May 2024

(16 May 2024)

BW LPG Limited (“BW LPG”, the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) will release its Q1 2024 Financial Report at approximately 0700hrs CET/ 0100hrs EDT on 30 May 2024.

In connection with this release, BW LPG will hold an Earnings Presentation with Kristian Sørensen (CEO) and Samantha Xu (CFO). The details are as follows:

Date: Thursday, 30 May 2024

Location	Local Time	Universal Time
Oslo, Norway	13:00 CET	UTC + 1 hours
New York, USA	07:00 EDT	UTC - 5 hours
Singapore, Singapore	19:00 SGT	UTC + 8 hours

The financial results presentation will be held live via webcast and conference call. To attend the webcast, please register in advance at the link below:

https://events.q4inc.com/attendee/878685784

Details to dial into the conference call are as follows:

Access code: 204800

Norway: +47 815 03 308

USA: +1 646 664 1960

Singapore: +65 3163 4602

Other location dial in details: https://tinyurl.com/bwlpgconcall2024

A recording of the presentation will also be available after the event on the Company’s website at https://www.investor.bwlpg.com.

For further information, please contact:

Kristian Sørensen, CEO

Samantha Xu, CFO

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world's leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, experienced employees and an in-house LPG trading division, BW LPG offers an integrated, flexible, and reliable service to customers. More information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.